Exhibit 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twelfth Meeting of the Fifth Session of the Board

of Supervisors of China Life Insurance Company Limited

The twelfth meeting (the “Meeting”) of the fifth session of the Board of Supervisors (the “Supervisory Board”) of China Life Insurance Company Limited (the “Company”) was held on August 24, 2017 at the conference room located at A18 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated August 15, 2017. Out of the Company’s four supervisors, three supervisors attended the Meeting. Miao Ping, chairman of the Supervisory Board and Shi Xiangming, a supervisor of the Company, attended the Meeting in person, and Wang Cuifei, a supervisor of the Company attended the meeting by means of telecommunication. Xiong Junhong, a supervisor of the Company was on leave for business and authorized in writing, Shi Xiangming, a supervisor of the Company to act on her behalf and cast the votes for her. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board of the Company.

The Meeting was presided over by Chairman Mr. Miao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports for the First Half of 2017

Voting result: 4 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report for the First Half of 2017 and the H Shares Interim Report for the First Half of 2017

The Supervisory Board believes that:

a.	The preparation and review procedures of these Interim Reports for the First Half of 2017 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b.	The content and form of these Interim Reports for the First Half of 2017 meet the requirements of laws, regulations and listing rules of the jurisdictions where the Company is listed; the information contained in each report truthfully, accurately and completely reflects the operation results and financial performance of the Company in the first half of 2017.

Commission File Number 001-31914

c.	No breach of confidentiality by the staff who worked on the preparation and review of these Interim Reports for the First Half of 2017 was detected before this opinion was issued.

Voting result: 4 for, 0 against, with no abstention

3.	The Proposal regarding Nominating Mr. Luo Zhaohui as the Candidate for the Nonemployee Representative Supervisor of the Fifth Session of the Supervisory Board of the Company

The Supervisory Board agreed to submit this proposal to the shareholders meeting for approval. Please refer to the annex of this announcement for biographical details of Mr. Luo Zhaohui.

Voting result: 4 for, 0 against, with no abstention

4.	The Proposal regarding the Company’s Internal Audit Work Summary of the First Half of 2017 and the Internal Audit Work Plan for the Second Half of 2017

Voting result: 4 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

August 24, 2017

Commission File Number 001-31914

ANNEX

Biography of Mr. Luo Zhaohui

Mr. Luo Zhaohui, born in 1974, a senior economist, graduated from Peking University, majoring in Finance with a Doctoral Degree. He worked at the Risk Management Department of China Life Insurance Company and the General Office of China Life Insurance (Group) Company from August 2002 to August 2013, and was appointed as the Senior Manager of the Comprehensive Information Division of the General Office of China Life Insurance (Group) Company in May 2009 and an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in August 2013. Mr. Luo Zhaohui was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from November 2013 to October 2015, and was then appointed as the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in July 2016. Mr. Luo Zhaohui has been involved in strategic management related work for a long time, with considerable working experience in such aspects as risk management, market analysis and research, life insurance operation, as well as strategic planning and management.